EXHIBIT 99.1

                                                                        [ ] YELL

                                                                 7 February 2006

        news release news release news release news release news release


   YELL GROUP PLC FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 31 DECEMBER 2005

     CONTINUED STRONG GROWTH. FIRMLY ON TRACK TO MEET FULL YEAR EXPECTATIONS


o    Group revenue up 23.7% to (pound)1,111.0 million

o    Group adjusted EBITDA up 25.5% to (pound)350.0 million

o    Adjusted profit after tax up 25.5% to (pound)160.9 million

o    Group operating cash conversion of 97.2% up from 93.7% last year

o    Adjusted diluted earnings per share up 24.9% to 22.6 pence

                                                               (see notes below)

JOHN CONDRON, CHIEF EXECUTIVE OFFICER, SAID:

"Yell has again delivered a strong set of results. Our revenue growth was driven particularly by the excellent performance of Yell.com in the UK and the continued strong organic growth from Yellow Book, augmented by our TransWestern acquisition. Integration is going smoothly and rapidly and we look forward to TransWestern reaching its full potential in due course.

"In the UK, we continue to contribute fully to the investigation into the Classified Directories Advertising Services by the Competition Commission. We are giving the Commission evidence of the increasing competition in the market and the excellent value we give advertisers in terms of price and service. We are providing our forecasts of future trends to help them focus on the future impact that competition will have on our marketplace. All of this will support our view that regulation is no longer required."


JOHN DAVIS, CHIEF FINANCIAL OFFICER, SAID:

"We grew profits strongly, particularly in the US, while continuing to invest in all our businesses which is fundamental to our future growth. We will continue to invest heavily in TransWestern's integration during the next year. Yell continues to deliver excellent cash generation, converting 97.2 per cent of EBITDA to cash. With these good results, we are confident that we are firmly on track to meet year end expectations."


Notes:

o Unadjusted EBITDA was up 31.8% to (pound)350.6 million; unadjusted profit after tax was up 22.5% to (pound)147.3 million; and unadjusted diluted earnings per share were up 21.1% to 20.7 pence.

o The adjusted earnings figures above exclude exceptional items, net of tax, and amortisation of acquired intangible assets, net of tax. Adjusted EBITDA is calculated on page 15; exceptional items are detailed on page 16 and the adjustments to profit after tax and earnings per share are detailed on page 16 and 17. Cash conversion is calculated on page 5.

o Results previously reported for the nine months ended 31 December 2004 were reported under UK GAAP. All figures reported here are reported under International Financial Reporting Standards ("IFRS"). A detailed reconciliation between UK GAAP and IFRS can be obtained in the IFRS conversion statements published on our website on 13 June 2005. Updates to the published IFRS conversion statements are set out on page 13.


                       Yell Group plc. Registered Office:
             Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT.
                       Registered in England No. 4180320.

ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel     +44 (0)118 950 6984
Mobile  +44 (0)7764 879808

YELL - MEDIA

Jon Salmon
Tel      +44 (0)118 950 6656
Mobile   +44 (0)7801 977340

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel      +44 (0)20 7638 9571
Mobile   +44 (0)7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2005 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.


                   A copy of this release can be accessed at:
                         www.yellgroup.com/announcements
                         -------------------------------

     Our subsidiary, Yell Finance B.V., will furnish its results for the three and nine months ended 31 December 2005 to the SEC on Form 6-K on 7 February 2006.

    A copy of the submission can also be accessed on the Yell Group website.

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

                                                -----------------------------------------------------
                                                         NINE MONTHS                        CHANGE AT
                                                      ENDED 31 DECEMBER                      CONSTANT
                                                ---------------------------                  EXCHANGE
UNAUDITED                                            2004 (a)         2005      CHANGE       RATE (b)
                                                -----------------------------------------------------
                                                    (POUND)M      (POUND)M
-----------------------------------------------------------------------------------------------------
Revenue (c)                                           897.9      1,111.0        23.7%          21.9%
Adjusted EBITDA (c) (d)                               278.8        350.0        25.5%          23.8%

Operating cash flow (c) (e)                           261.2        340.1         30.2%         28.6%
Cash conversion (c)  (f)                               93.7%        97.2%
Free cash flow (g)                                    173.9        193.4

Adjusted profit after tax (d)                         128.2        160.9         25.5%
Adjusted diluted earnings per share
 (pence) (d)                                           18.1p        22.6p        24.9%

(a) Results previously reported for the nine months ended 31 December 2004 were reported under UK GAAP. Figures above are reported under International Financial Reporting Standards. A detailed explanation of these changes can be obtained in the IFRS conversion statements published on our website on 13 June 2005. Updates to the published IFRS conversion statements are described on page 13 of this release.

(b) Change at constant exchange rate states the change in current period results compared with the same period in the previous year as if the current period results were translated at the same exchange rate as that used to translate the results for the same period in the previous year.

(c) Revenue, EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.

(d) Adjusted EBITDA for the nine months ended 31 December 2005 is stated before exceptional costs of (pound)4.4 million arising from the TransWestern acquisition, and an exceptional credit of (pound)5.0 million from releasing a provision for IPO costs. Adjusted profit after tax used to calculate adjusted earnings per share is stated before these exceptional items ((pound)2.2 million credit net of tax) and an additional charge of (pound)5.2 million net of tax credit from accelerated amortisation of finance fees related to the bank debt refinanced on 15 July 2005, and also before (pound)10.6 million amortisation net of tax on intangible assets acquired in the period. Adjusted EBITDA for the nine months ended 31 December 2004 is stated before exceptional costs of (pound)12.8 million ((pound)8.0 million net of tax credit) which was the total cost of litigation brought against our US operations. Adjusted profit after tax and adjusted diluted earnings per share for the nine months ended 31 December 2004 are stated before these exceptional costs.

(e) Cash generated from operations before payments of exceptional costs, less capital expenditure.

(f)  Operating cash flow as a percentage of adjusted EBITDA.

(g) Cash generated from operations after net interest and tax payments and capital expenditure.

REVIEW OF OPERATING PERFORMANCE

REVENUE

Group revenue increased 23.7% to (pound)1,111.0 million, or 21.9% at a constant exchange rate, from (pound)897.9 million for the same period last year. Excluding the revenue of (pound)92.1 million from the TransWestern acquisition completed on 15 July 2005, Group revenue increased 13.5%.

UK operations

UK revenue increased 5.6% to (pound)492.6 million. This growth was driven by a 62.4% increase in revenue by Yell.com to (pound)41.9 million. Revenue from printed directories grew 1.7% to (pound)436.1 million. The effect of RPI-6% was to reduce Yellow Pages rate card prices by an average of 2.9%.

The total number of unique print advertisers in the first nine months dropped 4.0% to 340,000 reflecting increased competition. Retention remained the same as last year at 75%. The 6.0% growth in yield (average revenue per unique advertiser) to (pound)1,282 resulted from higher spending and the slightly higher retention of higher value advertisers.

Yell.com's revenue growth of 62.4% to (pound)41.9 million was driven by growth in customer numbers and yield on the back of increased usage. Searchable advertisers grew 25.6% at the end of the period to 167,000 and yield (recognised revenue per average searchable advertiser) grew 24.2%. The introduction of higher prices reflected increased value for advertisers through increased usage. Searches were up 40% on the same period last year.

US operations

Total US revenue grew 43.4% to (pound)618.4 million, or 39.5% at a constant exchange rate. The average exchange rate was approximately $1.80: (pound)1.00 against $1.83: (pound)1.00 in the same period last year.

Excluding the new advertisers from TransWestern, Yellow Book increased unique advertisers by 7.8% to 373,000 and average revenue per unique advertiser by 10.5% to $2,525. Retention was flat at 71%.

Organic revenue growth contributed 17.0% to the total revenue growth of 39.5% and is made up of same market growth, launches and internet revenue growth.

     o On a like for like basis, same market growth was 9.3% and contributed 9.0% to organic growth. This was stronger than we expect it to be in the final quarter, which includes some lower growth directories.

     o Launches contributed 7.0% to organic growth. Just under 20% of full year launch revenue is outstanding.

     o Yellowbook.com grew 51% to $23.2 million, contributing 1.0% to organic growth. Total internet revenue, including Worldpages.com (part of TransWestern), was $29.2 million.

Looking forward, we are confident that we will meet the organic growth consensus for the full year.

Revenue from acquired books publishing for the first time contributed 23.1% to the total revenue growth. This included (pound)92.1 million from TransWestern which performed in line with expectations, providing 20.5% of overall revenue growth. At the year end, we expect it will have contributed about $280 million to revenue for the eight and a half months it will have been part of the Group.

A further 2.6% of the overall revenue growth came from in-fill acquisitions. Year to date, and including Clarke Directory Publications acquired in January, we have invested $106 million on in-fill acquisitions adding annualised revenue of $35 million. We expect the in-fill acquisitions to contribute $24 million in the current year.

Revenue growth was slightly offset by 0.6% as a result of rescheduling directories into later months.

ADJUSTED EBITDA

Group adjusted EBITDA increased by 25.5% to (pound)350.0 million, or 23.8% at a constant exchange rate. The Group adjusted EBITDA margin increased 0.4 percentage points to 31.5%, reflecting the strong performances of Yell.com and the US business. Adjusted EBITDA for the nine months ended 31 December 2005 is stated before exceptional costs of (pound)4.4 million relating to the TransWestern acquisition, and an exceptional credit of (pound)5.0 million from releasing a provision for IPO costs in the UK.

UK adjusted EBITDA rose 6.3% to (pound)176.5 million, reflecting the sustained progress of Yell.com, partially offset by our continued investment to support the revenue growth of the printed directories. Yell.com more than doubled its adjusted EBITDA to (pound)15.9 million from (pound)6.8 million in the same period last year. The overall UK adjusted EBITDA margin was 35.8%, compared with 35.6% in the same period last year, reflecting strong performance in Yell.com. Printed directories' EBITDA margins declined to 35.5% from 36.2% compared with the same period last year, reflecting the investment required to grow revenue under the regulatory price cap.

In the US, strong revenue growth and operational leverage, as well as the TransWestern acquisition, resulted in 53.9% growth in adjusted EBITDA to (pound)173.5 million, a 49.6% increase at a constant exchange rate. The US adjusted EBITDA margin increased from 26.1% to 28.1%.

CASH FLOW AND NET DEBT

The Group converted 97.2% of adjusted EBITDA to cash, as compared to 93.7% last year. Group operating cash flow increased 30.2% to (pound)340.1 million, or 28.6% at a constant exchange rate. We now expect year end cash conversion to be better than previously expected at between 80% and 85%. This is before the pension deficit repair payment of (pound)64.8 million in the third quarter.


                                                                          NINE MONTHS ENDED      NINE MONTHS ENDED
                                                                                31 DECEMBER            31 DECEMBER
                                                                        --------------------  ---------------------
                                                                                       2004                   2005
                                                                        -------------------------------------------
                                                                                   (POUND)M               (POUND)M

CASH GENERATED FROM OPERATIONS                                                       263.2                  290.7
Cash payments of exceptional items                                                    13.6                    3.0
Pension deficit repair payment                                                           -                   64.8
Purchase of tangible fixed assets, net of sale proceeds                              (15.6)                 (18.4)
                                                                        --------------------  ---------------------
Operating cash flow                                                                  261.2                   340.1
Adjusted EBITDA                                                                      278.8                   350.0
                                                                        --------------------  ---------------------
CASH CONVERSION                                                                       93.7%                   97.2%
                                                                        ====================  =====================

Cash generated from operations was (pound)290.7 million (2004 - (pound)263.2 million). Free cash flow was (pound)193.4 million (2004 - (pound)173.9 million) after taking into account (pound)78.9 million of net interest and tax payments (2004 - (pound)73.7 million) and (pound)18.4 million for the purchase of tangible fixed assets (2004 - (pound)15.6 million).

Net debt, at (pound)2,021.2 million, was 4.1 times adjusted EBITDA on a pro forma basis (as if TransWestern had been part of the Group for the entire period) for the last 12 months. The movement in net debt for the nine months ended 31 December 2005 arose as follows:

                                                                      NET DEBT
                                                                ---------------
                                                                      (POUND)M

AT 31 MARCH 2005                                                       1,106.1
Free cash flow                                                          (193.4)
Purchase of subsidiary undertakings                                      920.5
Purchase of own shares                                                     9.7
Proceeds of shares issued                                                 (0.2)
Dividends paid to shareholders                                            94.5
Net finance costs increasing debt                                         23.8
Currency movements                                                        60.2
                                                                ---------------
AT 31 DECEMBER 2005                                                    2,021.2
                                                                ===============


NET RESULTS

AFTER TAX RESULTS AND EXCEPTIONAL ITEMS

Profit after tax for the financial period ended 31 December 2005 was (pound)147.3 million, compared with a profit after tax for the financial period last year of (pound)120.2 million. The effective tax rate in the nine month period ended 31 December 2005 was 33.2%, compared with 30.7% last year.

Adjusted profit after tax for the financial period of (pound)160.9 million is stated before exceptional items net of tax and amortisation net of tax. Exceptional items include costs of (pound)4.4 million ((pound)2.8 million net of tax credit) arising from the TransWestern acquisition, a credit of (pound)5.0 million from releasing a provision for IPO costs in the UK, and an additional charge of (pound)7.8 million ((pound)5.2 million net of tax credit) from the accelerated amortisation of finance fees related to bank debt refinancing. Amortisation of acquired intangible assets is (pound)17.2 million ((pound)10.6 million net of tax).

EARNINGS PER SHARE

Diluted earnings per share were 22.6 pence before exceptional items and amortisation; an increase of 24.9% from last year. We are now adding back amortisation net of tax in accordance with current best practice. On this basis, last year's adjusted diluted earnings per share for the nine months were 18.1 pence and for the full year were 26.2 pence, compared to 18.7 pence and 27.0 pence, respectively, when adding back gross amortisation.

Basic earnings per share before exceptional items and amortisation were 22.8 pence, as compared to 18.3 pence last year before exceptional items.

UK REGULATION

Following the publication of the Notification of Emerging Thinking on 24 January 2006, we continue to contribute fully to the investigation of "Classified Directories Advertising Services" by the Competition Commission.

We will continue to provide the Commission with evidence of the increasing and diversifying competition in the market including the impact that we expect the entry of BT and the growth of internet usage to have in the future. We are demonstrating the excellent value we give advertisers in terms of value for money and service, bringing to the Commission's notice the reduction in prices since 2001 far beyond that required by regulation. We believe that the body of evidence we have provided and will continue to provide supports the view that regulation is no longer required.

The next publication, as set out in the Commission's timetable, is the Notification of Provisional Findings which is expected to be published in April 2006. The Commission currently expects to publish its final report at the end of the summer of 2006.

All published information relating to the investigation can be found on the Commission's website at www.competition-commission.org.uk.

KEY OPERATIONAL INFORMATION

                                                                          ----------------------------
                                                                                NINE MONTHS ENDED
UNAUDITED                                                                         31 DECEMBER
                                                                          ----------------------------
                                                                                 2004           2005        CHANGE
-------------------------------------------------------------------------------------------------------------------
UK PRINTED DIRECTORIES
Unique advertisers (thousands) (a)                                               354            340         (4.0)%
Directory editions published                                                      74             76
Unique advertiser retention rate (%) (b)                                          75             75
Revenue per unique advertiser ((pound))                                        1,210          1,282           6.0%

US PRINTED DIRECTORIES (YELLOW BOOK)
Unique advertisers (thousands) (a) (c)                                           346            373           7.8%
Directory editions published                                                     401            419
Unique advertiser retention rate (%) (c)                                          71             71
Revenue per unique advertiser ($)                                              2,285          2,525          10.5%

US PRINTED DIRECTORIES (TRANSWESTERN)
Unique advertisers (thousands) (a) (c)                                                           80
Directory editions published                                                                    128
Unique advertiser retention rate (%) (c)                                                         69
Revenue per unique advertiser ($)                                                             2,037

OTHER UK PRODUCTS AND SERVICES
Yell.com searchable advertisers at 31 December (thousands)(d)                    133            167          25.6%
Yell.com searches for December (millions)                                         15             21          40.0%
Yell.com revenue per average searchable
advertiser ((pound))(e)                                                          219            272          24.2%

US INTERNET
Yellowbook.com advertisements online at 31 December (thousands)(f)               543          1,051          93.6%
Yellowbook.com unique visitors for December (millions) (g)                                      2.6

(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the nine months ended 31 December 2004 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(d) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase only products such as banners and domain names.

(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue for Yell.com in the nine month period by the average number of Yell.com searchable advertisers (2004 - 118,000; 2005
     - 154,000) in that period.

(f) Represents all paid for searchable advertisements appearing on the Yellowbook.com website. Includes advertisements appearing on Worldpages.com, acquired with TransWestern.

(g) The number of individuals who have visited Yellowbook.com at least once in the month shown. Includes visitors to Worldpages.com, acquired with TransWestern.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED INCOME STATEMENT

                                                                           NINE MONTHS ENDED
                                                                              31 DECEMBER
                                                                      ------------------------------
                                                             NOTES             2004            2005
                                                                      --------------  --------------
                                                                           (POUND)M        (POUND)M
   REVENUE                                                       2            897.9         1,111.0
   Cost of sales                                                             (410.6)         (512.0)
                                                                      --------------  --------------
   GROSS PROFIT                                                               487.3           599.0
   Distribution costs                                                         (26.1)          (33.2)
   Administrative expenses                                                   (216.7)         (249.8)
                                                                      --------------  --------------
   OPERATING PROFIT                                              3            244.5           316.0
                                                                      --------------  --------------
   Finance costs                                                              (71.8)          (97.1)
   Finance income                                                               0.8             1.7
                                                                      --------------  --------------
   NET FINANCE COSTS                                                          (71.0)          (95.4)
                                                                      --------------  --------------
   PROFIT BEFORE TAXATION                                       4             173.5           220.6
   Taxation                                                     5             (53.3)          (73.3)
                                                                      --------------  --------------
   PROFIT FOR THE FINANCIAL PERIOD                              4             120.2           147.3
                                                                      ==============  ==============

                                                                          (IN PENCE)      (IN PENCE)

   Basic earnings per share                                      7             17.2            20.9
   Diluted earnings per share                                    7             17.1            20.7

                                                                           (POUND)M        (POUND)M
  Declared and paid interim ordinary dividend of 5.1
     pence per share (2004 - 4.2 pence)                          6             29.4            35.6

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                                                                NINE MONTHS ENDED
                                                                                  31 DECEMBER
                                                                      -----------------------------------
                                                                                2004                2005
                                                                      ---------------     ---------------
                                                                            (POUND)M            (POUND)M

   PROFIT FOR THE FINANCIAL PERIOD                                             120.2               147.3
                                                                      ---------------     ---------------
   Exchange differences on translation of foreign
      operations                                                               (21.2)               54.9
   Changes in retirement benefit obligations                                       -               (22.0)
   Change in recorded value of financial instruments
      used as hedges (a)                                                           -                 3.6
   Tax effect of net losses not recognised
      in the income statement                                                      -                 5.5
   Tax benefit arising on unexercised stock options                              1.3                 0.7
                                                                      ---------------     ---------------
   Net gains not recognised
      in the income statement                                                  (19.9)               42.7
                                                                      ---------------     ---------------
   TOTAL RECOGNISED INCOME FOR THE PERIOD                                      100.3               190.0
                                                                      ===============     ===============

(a) The amount presented for 2005 includes (pound)2.9 million loss on the initial recognition of financial instruments used as hedges, in accordance with IAS 32 and IAS 39.

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

                                                                           NINE MONTHS ENDED
                                                          NOTES               31 DECEMBER
                                                                  ------------------------------------
                                                                              2004               2005
                                                                  -----------------  -----------------
                                                                          (POUND)M           (POUND)M
    NET CASH INFLOW FROM OPERATING ACTIVITIES
       Cash generated from operations                                        263.2              290.7
       Interest paid                                                         (50.2)             (66.4)
       Interest received                                                       0.8                1.7
       Net income tax paid                                                   (24.3)             (14.2)
                                                                  -----------------  -----------------
    Net cash inflow from operating activities                                189.5              211.8
                                                                  -----------------  -----------------

    CASH FLOWS FROM INVESTING ACTIVITIES
       Purchase of tangible fixed assets                       8             (15.6)             (18.4)
       Purchase of subsidiary undertakings                     9                 -             (920.5)
                                                                  -----------------  -----------------
    Net cash used in investing activities                                    (15.6)            (938.9)
                                                                  -----------------  -----------------

    CASH FLOWS FROM FINANCING ACTIVITIES
       Proceeds from issuance of ordinary shares                               1.4                0.2
       Purchase of own shares                                                 (6.6)              (9.7)
       Net new borrowings on revolving credit facility                           -              268.8
       Acquisition of new loans                                                  -            1,440.6
       Repayment of borrowings                                               (45.0)            (883.9)
       Financing fees paid                                                       -              (13.3)
       Dividends paid to company's shareholders                6             (71.3)             (94.5)
                                                                  ------------------------------------
    Net cash (used in) provided by financing activities
                                                                            (121.5)             708.2
                                                                  -----------------  -----------------

    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      52.4              (18.9)
    Cash and cash equivalents at beginning of the period                      18.7               55.5
    Exchange (losses) gains on cash and cash equivalents                      (2.2)               1.9
                                                                  -----------------  -----------------
    CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                            68.9               38.5
                                                                  =================  =================

    CASH GENERATED FROM OPERATIONS
    Profit for the period                                                    120.2              147.3
    Adjustments for:
       Tax                                                                    53.3               73.3
        Finance income                                                        (0.8)              (1.7)
        Finance cost                                                          71.8               97.1
        Depreciation of tangible fixed assets and
        amortisation of software costs                                        17.1               17.4
       Amortisation of other intangible assets                                   -               17.2
        Goodwill adjustment arising from previously
        unrecognised tax benefits acquired                                     4.4                  -
    Changes in working capital:
       Inventories and directories in development                            (40.2)             (29.2)
       Trade and other receivables                                            18.2                2.2
       Trade and other payables                                               12.6               26.0
    Pension deficit repair                                                       -              (64.8)
    Share based payments and other                                             6.6                5.9
                                                                  -----------------  -----------------
    CASH GENERATED FROM OPERATIONS                                           263.2              290.7
                                                                  =================  =================

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                                      AT                   AT
                                                                                31 MARCH          31 DECEMBER
                                                        NOTES                       2005                 2005
                                                                      --------------------   -------------------
                                                                                (POUND)M             (POUND)M
    NON CURRENT ASSETS
    Goodwill                                                                     1,692.0              2,473.0
    Other intangible assets                                                         14.0                200.0
    Property, plant and equipment                                                   40.1                 40.9
    Deferred tax assets                                      10                     97.1                128.8
    Other assets                                                                     2.0                  5.3
                                                                       -------------------   ------------------
    TOTAL NON CURRENT ASSETS                                                     1,845.2              2,848.0
                                                                       -------------------   ------------------

    CURRENT ASSETS
                                                                       -------------------   ------------------
    Inventories                                                                      7.5                 13.5
    Directories in development                                                     165.1                230.2
    Trade and other receivables                              11                    451.3                531.3
    Cash and cash equivalents                                12                     55.5                 38.5
                                                                       -------------------   ------------------
    TOTAL CURRENT ASSETS                                                           679.4                813.5
                                                                       -------------------   ------------------
    CURRENT LIABILITIES
    Loans and other borrowings                               12                    (91.3)              (269.4)
    Corporation tax                                                                (28.2)               (61.2)
    Trade and other payables                                 13                   (258.8)              (368.4)
                                                                       -------------------   ------------------
    TOTAL CURRENT LIABILITIES                                                     (378.3)              (699.0)
                                                                       -------------------   ------------------
    NET CURRENT ASSETS                                                             301.1                114.5
                                                                       -------------------   ------------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                        2,146.3              2,962.5
    NON-CURRENT LIABILITIES
    Loans and other borrowings                               12                 (1,070.3)            (1,790.3)
    Deferred tax liabilities                                 14                    (51.3)               (93.8)
    Retirement benefit obligations                           15                    (99.7)               (55.8)
                                                                       -------------------   ------------------
    NET ASSETS                                                                     925.0              1,022.6
                                                                       ===================   ==================

    CAPITAL AND RESERVES
    Called up share capital                                  16                      7.0                  7.1
    Share premium account                                    16                  1,191.0              1,205.1
    Foreign currency reserve                                 16                   (116.2)               (61.3)
    Profit and loss account deficit                          16                   (156.8)              (128.3)
                                                                       -------------------   ------------------
    EQUITY SHAREHOLDERS' FUNDS                                                     925.0              1,022.6
                                                                       ===================   ==================

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1.   Basis of preparation and consolidation

     The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

     This unaudited financial information for the nine months to 31 December 2005 has been prepared in accordance with the Group's International Financial Reporting Standards ("IFRS") accounting policies as set out in our conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in our financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS as endorsed by the European Union.

     In preparing the financial information we used our best knowledge of the expected standards and interpretations, facts and circumstances and accounting policies that will be applicable at 31 March 2006. These may change before 31 March 2006. The expected standards and interpretations are subject to ongoing review by the European Union, and the International Accounting Standards Board may issue amended or additional standards or interpretations. Therefore, until we prepare our first full IFRS financial statements, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

     The amounts presented for the nine months ended 31 December 2004 and at 31 March 2005 have been restated from the amounts previously presented under UK GAAP. Details can be obtained from the IFRS conversion statements published on 13 June 2005 on our website.

     Subsequent to publishing the IFRS conversion statements we have improved our analysis of deferred taxes and other items, which has given rise to adjustments to amounts presented on the face of the balance sheet at 31 March 2005. These adjustments have increased our deferred tax assets and deferred tax liabilities by (pound)4.5 million and increased the share premium account and profit and loss deficit by (pound)0.3 million These changes are presentational in nature and do not affect the previously reported results or cash flows. We also changed our methodology for calculating adjusted earnings per share ("EPS") to what we consider to be current best practice. We now add back amortisation net of tax, as opposed to adding it back gross. The adjusted EPS published for the nine month period ended 31 December 2004 and for the year ended 31 March 2005 would have been 18.1 pence and 26.2 pence, respectively, under the new methodology.

     The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

     In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

     The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell's 2005 annual report published in June 2005, which includes the audited consolidated financial statements of Yell Group Plc and its subsidiaries for the year ended 31 March 2005.

     The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

YELL GROUP PLC AND SUBSIDIARIES

2.   REVENUE

                                                                      NINE MONTHS
                                                                    ENDED 31 DECEMBER            CHANGE
                                                              -------------------------------------------
                                                                        2004            2005        %
                                                              ---------------  --------------------------
                                                                    (POUND)M        (POUND)M
          UK printed directories                                       428.8           436.1       1.7%
          Other products and  services                                  37.8            56.5      49.5%
                                                              ---------------  --------------
          TOTAL UK REVENUE                                             466.6           492.6       5.6%
                                                              ---------------  --------------
          US revenue:
          US revenue at constant exchange rate (a)                     431.3           601.9      39.5%
          Exchange impact (a)                                              -            16.5
                                                              ---------------  --------------
          TOTAL US REVENUE                                             431.3           618.4      43.4%
                                                              ---------------  --------------
          GROUP REVENUE                                                897.9         1,111.0      23.7%
                                                              ===============  ==============

     (a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.

     See Note 9 for an analysis of the effect of acquisitions in the year on our results.

3.   OPERATING PROFIT AND EBITDA INFORMATION

           EBITDA BY SEGMENT

                                                                         NINE MONTHS
                                                                      ENDED 31 DECEMBER          CHANGE
                                                              -------------------------------------------
                                                                     2004              2005          %
                                                              -------------- ----------------------------
                                                                 (POUND)M          (POUND)M
          UK printed directories                                    155.2             155.0       (0.1)%
          Other products and services                                10.9              21.5        97.2%
                                                              -------------- ---------------
          TOTAL UK OPERATIONS                                       166.1             176.5         6.3%

          US operations:
          US operations at constant exchange rate (a)               112.7             168.6        49.6%
          Exchange impact (a)                                           -               4.9
                                                              -------------- ---------------
          TOTAL US OPERATIONS                                       112.7             173.5        53.9%
                                                              -------------- ---------------
          GROUP ADJUSTED EBITDA                                     278.8             350.0        25.5%
                                                              ============== ===============

YELL GROUP PLC AND SUBSIDIARIES

3.   OPERATING PROFIT AND EBITDA INFORMATION (CONTINUED)

     RECONCILIATION OF GROUP OPERATING PROFIT TO EBITDA (a)

                                                                  NINE MONTHS
                                                               ENDED 31 DECEMBER                CHANGE
                                                     -------------------------------------------------
                                                              2004               2005            %
                                                     -------------------------------------------------
                                                          (POUND)M           (POUND)M
         UK operations
         OPERATING PROFIT                                    157.3              173.2
         Depreciation and amortisation of
            non-current assets                                 8.8                8.3
                                                     ----------------- ------------------
         UK OPERATIONS EBITDA                                166.1              181.5          9.3%
         Exceptional items                                       -               (5.0)
                                                     ----------------- ------------------
         UK OPERATIONS ADJUSTED EBITDA                       166.1              176.5          6.3%
                                                     ----------------- ------------------

         UK OPERATIONS ADJUSTED EBITDA MARGIN                 35.6%              35.8%
                                                     ================= ==================

         US operations
         OPERATING PROFIT                                     87.2              142.8
         Depreciation and amortisation of
            non-current assets                                12.7               26.3
                                                     ----------------- ------------------
         US OPERATIONS EBITDA                                 99.9              169.1         69.3%
         Exceptional items                                    12.8                4.4
         Exchange impact (b)                                     -               (4.9)
                                                     ----------------- ------------------
         US OPERATIONS ADJUSTED EBITDA AT CONSTANT           112.7              168.6         49.6%
           EXCHANGE RATE (b)
         Exchange impact (b)                                     -                4.9
                                                     ----------------- ------------------
         US OPERATIONS ADJUSTED EBITDA                       112.7              173.5         53.9%
                                                     ----------------- ------------------
         US OPERATIONS ADJUSTED EBITDA MARGIN                 26.1%              28.1%
                                                     ================= ==================

         Group
         OPERATING PROFIT                                    244.5              316.0
         Depreciation and amortisation of
            non-current assets                                21.5               34.6
                                                     ----------------- ------------------
         GROUP EBITDA                                        266.0              350.6         31.8%
         Exceptional items                                    12.8               (0.6)
         Exchange impact (b)                                     -               (4.9)
                                                     ----------------- ------------------
         GROUP ADJUSTED EBITDA AT CONSTANT EXCHANGE          278.8              345.1         23.8%
            RATE (b)
         Exchange impact (b)                                     -                4.9
                                                     ----------------- ------------------
         GROUP ADJUSTED EBITDA                               278.8              350.0         25.5%
                                                     ================= ==================

         GROUP ADJUSTED EBITDA MARGIN                         31.1%              31.5%
                                                     ================= ==================

(a) EBITDA is one of the key financial measures that we use to assess the growth in the business and operational efficiencies.

(b) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

We do not allocate interest or taxation charges by product or geographic segment.

YELL GROUP PLC AND SUBSIDIARIES

4.   RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

                                                                NINE MONTHS ENDED 31 DECEMBER
                                     ------------------------------------------------------------------------------------
                                                       2004                                       2005
                                     ------------------------------------------ ------------------------------------------
                                          ORDINARY      EXCEPTIONAL                 ORDINARY      EXCEPTIONAL
                                             ITEMS            ITEMS      TOTAL         ITEMS            ITEMS        TOTAL
                                     --------------------------------------------------------------------------------------
                                          (POUND)M         (POUND)M    POUND)M      (POUND)M         (POUND)M     (POUND)M
         GROSS PROFIT                        487.3                -      487.3         599.0                -        599.0
         Distribution costs                  (26.1)               -      (26.1)        (33.2)               -        (33.2)
         Administrative expenses            (203.9)           (12.8)    (216.7)       (250.4)             0.6       (249.8)
                                     --------------------------------------------------------------------------------------
         OPERATING PROFIT                    257.3            (12.8)     244.5         315.4              0.6        316.0
         Net finance costs                   (71.0)               -      (71.0)        (87.6)            (7.8)       (95.4)
                                     --------------------------------------------------------------------------------------
         PROFIT (LOSS) BEFORE
             TAXATION                        186.3            (12.8)     173.5         227.8             (7.2)       220.6
         Taxation                            (58.1)             4.8      (53.3)        (77.5)             4.2        (73.3)
                                     --------------------------------------------------------------------------------------
         PROFIT (LOSS) FOR THE
             PERIOD                          128.2             (8.0)     120.2         150.3             (3.0)       147.3
                                     ======================================================================================

     The exceptional items for the nine months ended 31 December 2005 include restructuring and other costs of (pound)4.4 million arising from the TransWestern acquisition, and a credit of (pound)5.0 million from releasing a provision for IPO costs in the UK. Exceptional finance costs for the nine months ended 31 December 2005 relate to the accelerated amortisation of deferred financing fees on our senior bank debt, which was redeemed at the date of the TransWestern acquisition. Exceptional administrative costs in the nine months ended 31 December 2004 are costs relating to litigation brought against our US operations (see note 18).

5.   TAXATION

     The tax charge is based on the estimated effective tax rate for the year. The effective tax rate for the nine month period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

                                                                                        NINE MONTHS ENDED
                                                                                           31 DECEMBER
                                                                               ----------------------------------
                                                                                         2004               2005
                                                                               ---------------    ---------------
                                                                                     (POUND)M           (POUND)M
         Profit before exceptional items and taxation multiplied by the
            standard rate of corporation tax in the United Kingdom (30%)                 55.9               68.3
         Effects of:
            Higher tax rates in US                                                        5.0                8.7
            Previously unrecognised US tax losses recognised in period                   (4.4)                 -
            Other                                                                         1.6                0.5
                                                                               ---------------    ---------------
         Tax charge on ordinary profit before tax                                        58.1               77.5
         Net tax benefit on exceptional items (note 4)                                   (4.8)              (4.2)
                                                                               ---------------    ---------------
         NET CHARGE ON PROFIT BEFORE TAX                                                 53.3               73.3
                                                                               ===============    ===============

         UK Corporation tax                                                              31.3               38.8
         Overseas income tax                                                             22.0               34.5
                                                                               ---------------    ---------------
         Net charge on profit before tax                                                 53.3               73.3
                                                                               ===============    ===============

YELL GROUP PLC AND SUBSIDIARIES
UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

6.   DIVIDENDS PAID

     The final dividend for the 2005 financial year of 8.4 pence per share (2004
     - 6.0 pence per share) was paid on 19 August 2005 and amounted to (pound)58.9 million (2004 financial year - (pound)41.9 million).The interim dividend for the 2006 financial year of 5.1 pence per share (2005 financial year- 4.2 pence per share) was paid on 16 December 2005 and amounted to (pound)35.6 million (2004 - (pound)29.4 million).

7.   EARNINGS PER SHARE

     The calculation of basic and diluted earnings per share is based on the profit for the relevant financial period and on the weighted average share capital during the period.

                                                                          EXCEPTIONAL ITEMS,    AMORTISATION,
                                                                  ACTUAL       NET OF TAX (a)    NET OF TAX (b)        ADJUSTED
                                                               -----------------------------------------------------------------
         NINE MONTHS ENDED 31 DECEMBER 2005
         Group profit after tax ((pound)m)                         147.3                  3.0              10.6          160.9
         Weighted average number of issued ordinary shares
            (millions)                                             704.7                                                 704.7
                                                               ----------
         BASIC EARNINGS PER SHARE (PENCE)                           20.9                                                  22.8
         Effect of share options (pence)                            (0.2)                                                 (0.2)
                                                               ----------                                           -----------
         DILUTED EARNINGS PER SHARE (PENCE)                         20.7                                                  22.6
                                                               ==========                                           ===========

         NINE MONTHS ENDED 31 DECEMBER 2004
         Group profit after tax ((pound)m)                         120.2                  8.0                  -         128.2
         Weighted average number of issued ordinary shares
            (millions)                                             700.0                                                 700.0
                                                               -----------                                          -----------
         BASIC EARNINGS PER SHARE (PENCE)                           17.2                                                  18.3
         Effect of share options (pence)                            (0.1)                                                 (0.2)
                                                               -----------                                          -----------
         DILUTED EARNINGS PER SHARE (PENCE)                         17.1                                                  18.1
                                                               ===========                                          ===========

     (a)  Exceptional items are explained in note 4.

     (b) Amortisation of (pound)17.2 million in 2005 arose from acquisitions in the period and is added back net of (pound)6.6 million for tax. A goodwill charge of (pound)4.4 million in 2004 arose from the recognition of tax net operating losses from acquisitions in the United States and had nil effect on adjusted earnings per share because the tax benefit was of equal amount.

8.   CAPITAL EXPENDITURE

     Capital expenditure on tangible fixed assets in the nine months to 31 December 2005 and 2004 was (pound)18.4 million and (pound)15.6 million, respectively. Proceeds on the sale of tangible fixed assets were (pound)nil million in the same periods.

     Capital expenditure committed at 31 December 2005 and 2004 was (pound)12.9 million and (pound)10.2 million, respectively, in respect of computers and office equipment.

YELL GROUP PLC AND SUBSIDIARIES

9.   ACQUISITIONS

     In the nine months to 31 December 2005, the Yell Group acquired a number of directories businesses in the US for consideration totalling $1,629.3 million ((pound)920.5 million). The purchases were accounted for as acquisitions. The largest acquisition was that of TransWestern Publishing on 15 July 2005 for a purchase price of $1,573.8 million ((pound)897.6 million) plus expenses of $21.5 million ((pound)12.3 million). The purchase price of TransWestern was allocated to the acquired assets and liabilities as follows:

                                                                                                    DEBT AND
                                                              ACQUIREE'S                               OTHER
                                                                CARRYING        FAIR VALUE       LIABILITIES     PROVISIONAL
                                                                  AMOUNT       ADJUSTMENTS      EXTINGUISHED      FAIR VALUE
                                                        ----------------- ----------------- ----------------- --------------
                                                               (POUND)M          (POUND)M           (POUND)M       (POUND)M

        FIXED ASSETS
        Intangible assets                                          84.9             111.8                 -          196.7
        Property, plant and equipment                               2.7             (0.1)                 -            2.6
        Deferred tax assets                                        31.8               0.2                 -           32.0
                                                        ----------------- ----------------- ----------------- --------------
        TOTAL FIXED ASSETS                                        119.4             111.9                 -          231.3
                                                        ----------------- ----------------- ----------------- --------------
        CURRENT ASSETS
        Directories in development                                 26.2                 -                 -           26.2
        Trade and other receivables                                53.6              (0.6)                -           53.0
        Cash and cash equivalents                                   1.1                 -                 -            1.1
                                                        ----------------- ----------------- ----------------- --------------
        TOTAL CURRENT ASSETS                                       80.9              (0.6)                -           80.3
                                                        ----------------- ----------------- ----------------- --------------
        CURRENT LIABILITIES
        Loans and other borrowings                                 (3.6)                -               3.6              -
        Corporation Tax                                            (0.7)                -                 -           (0.7)
        Trade and other payables                                  (88.6)                -              27.7          (60.9)
                                                        ----------------- ----------------- ----------------- --------------
        TOTAL CURRENT LIABILITIES                                 (92.9)                -              31.3          (61.6)
                                                        ----------------- ----------------- ----------------- --------------
        TOTAL ASSETS LESS CURRENT LIABILITIES                     107.4              111.3             31.3          250.0
        NON-CURRENT LIABILITIES
        Loans and other borrowings                               (386.3)                -             386.3              -
        Deferred tax liabilities                                   (4.0)            (17.3)                -          (21.3)
                                                        ----------------- ----------------- ----------------- --------------
        IDENTIFIABLE NET (LIABILITIES) ASSETS                    (282.9)             94.0             417.6          228.7
                                                        ================= ================= =================
        Goodwill                                                                                                     681.2
                                                                                                              --------------
        Total cost                                                                                                   909.9
                                                                                                              ==============

YELL GROUP PLC AND SUBSIDIARIES

9.   ACQUISITIONS (CONTINUED)

     The results of TransWestern reduced the group profit before tax by (pound)14.4 million in the period from the date of acquisition to 31 December 2005. In the same period, the results of TransWestern increased the group adjusted profit before tax by (pound)6.4 million (reflecting adjustments of (pound)16.4 million and (pound)4.4 million for amortisation and exceptional costs, respectively). The consolidated financial information of the Yell Group includes a consolidation of the financial results of TransWestern for the 170 days ended 31 December 2005. The unaudited condensed pro forma financial information for the Yell Group, estimated as if TransWestern was purchased on 1 April 2004, for the nine months ended 31 December 2004 and 2005 is as follows:


                                               NINE MONTHS ENDED
          PROFORMA                                31 DECEMBER
                                        ---------------------------------
                                             2004                   2005
                                        ---------------------------------
                                         (POUND)M               (POUND)M
          Group revenue                   1,042.2                1,170.6
          Profit for the period             112.4                  157.5

     We also made other acquisitions in the nine months that are not considered material for presentation in the above pro forma table. We paid cash of $34.0 million ((pound)19.2 million) to acquire net assets with a fair value totalling $2.2 million ((pound)1.3 million) giving rise to additional goodwill of $24.3 million ((pound)13.7 million) and other intangible assets of $7.5 million ((pound)4.2 million). These acquisitions have contributed revenue of (pound)11.3 million in the period from the dates of acquisition to 31 December 2005.

                                                              NINE MONTHS ENDED
                                                                    31 DECEMBER
                                                                           2005
                                                              ------------------
                                                                       (POUND)M
        Total cost of acquisitions                                        929.1
        Costs accrued at 31 December 2005                                  (7.5)
                                                              ------------------
        Cash paid                                                         921.6
        Less cash acquired                                                 (1.1)
                                                              ------------------
        Net cash outflow in period                                        920.5
                                                              ==================

10.  DEFERRED TAX ASSETS

     The elements of deferred tax assets recognised in the accounts were as follows:

                                                                              AT                    AT
                                                                        31 MARCH           31 DECEMBER
                                                                            2005                  2005
                                                                  ----------------   -------------------
                                                                        (POUND)M              (POUND)M
         Tax effect of timing differences due to:
             Retirement benefit obligations                                 29.9                  31.7
             Bad debt provisions                                            25.1                  31.8
             Net operating losses                                           20.9                  16.5
             Acquired tax benefits                                             -                  10.2
             Depreciation                                                    9.2                   7.2
             Unrealised benefit on unexercised stock options                 6.5                  10.5
             Accrued expenses and other items                                5.5                  20.9
                                                                  ----------------   -------------------
         Recognised deferred tax assets                                     97.1                 128.8
                                                                  ================   ===================

YELL GROUP PLC AND SUBSIDIARIES

11.  TRADE AND OTHER RECEIVABLES

                                                                                      AT                  AT
                                                                                31 MARCH         31 DECEMBER
                                                                                    2005                2005
                                                                       ------------------    ----------------
                                                                                (POUND)M            (POUND)M

         Trade receivables                                                         429.3               491.5
         Other receivables                                                           8.1                14.3
         Accrued income                                                              4.7                 1.3
         Prepayments                                                                 9.2                24.2
                                                                       ------------------    ----------------
         TOTAL TRADE AND OTHER RECEIVABLES                                         451.3               531.3
                                                                       ==================    ================

12.  LOANS AND OTHER BORROWINGS AND NET DEBT

                                                                                      AT                  AT
                                                                                31 MARCH         31 DECEMBER
                                                                                 2005 (a)            2005 (a)
                                                                       ------------------  ------------------
                                                                                (pound)m            (pound)m
         AMOUNTS FALLING DUE WITHIN ONE YEAR
         Senior credit facilities                                                   90.0               268.8
         Net obligations under finance leases                                        1.3                 0.6
                                                                       ------------------  ------------------
         TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                  91.3               269.4
                                                                       ------------------  ------------------
         AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
         Senior credit facilities                                                  761.0             1,453.7
         Senior notes:
             Senior sterling notes                                                 159.8               161.3
             Senior dollar notes                                                    67.4                74.9
             Senior discount dollar notes                                           82.1               100.4
                                                                       ------------------  ------------------
         TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                      1,070.3             1,790.3
                                                                       ------------------  ------------------
         NET LOANS AND OTHER BORROWINGS                                          1,161.6             2,059.7
         Cash and cash equivalents                                                 (55.5)              (38.5)
                                                                       ------------------  ------------------
         NET DEBT AT END OF PERIOD                                               1,106.1             2,021.2
                                                                       ==================  ==================

(a) Balances are shown net of deferred financing fees of (pound)12.5 million at 31 December 2005 and (pound)14.0 million at 31 March 2005.

YELL GROUP PLC AND SUBSIDIARIES

13.  TRADE AND OTHER PAYABLES

                                                                                       AT                     AT
                                                                                 31 MARCH            31 DECEMBER
                                                                                     2005                   2005
                                                                     ----------------------   -------------------
                                                                                 (POUND)M               (POUND)M
         Trade payables                                                              22.9                   15.1
         Other taxation and social security                                          23.1                   34.1
         Other liabilities                                                            4.3                   14.4
         Accruals                                                                   117.0                  128.9
         Deferred income                                                             91.5                  175.9
                                                                      ---------------------    ------------------
         TOTAL TRADE AND OTHER PAYABLES FALLING DUE WITHIN ONE YEAR                 258.8                  368.4
                                                                      =====================    ==================

14.  DEFERRED TAX LIABILITIES

     The elements of deferred tax liabilities recognised in the accounts were as follows:

                                                                                      AT                     AT
                                                                                31 MARCH            31 DECEMBER
                                                                                    2005                   2005
                                                                      ---------------------   -------------------
                                                                                (POUND)M                (POUND)M
         The effect of timing differences due to:
         Amortisation                                                                25.5                   37.8
         Directories in development                                                  25.8                   39.0
         Acquired intangible assets                                                     -                   15.9
         Other                                                                          -                    1.1
                                                                       --------------------    ------------------
         RECOGNISED DEFERRED TAX LIABILITIES                                         51.3                   93.8
                                                                       ====================    ==================

15.  RETIREMENT BENEFIT OBLIGATIONS

     The (pound)43.9 million decrease in retirement benefit obligations from (pound)99.7 million at the year end to (pound)55.8 million at 31 December 2005 is the net result of total charges of (pound)13.3 million in the Income Statement and the estimated deficit increase of (pound)22.0 million within the Statement of Recognised Income and Expense, offset by total cash contributions of (pound)14.4 million and deficit repair of (pound)64.8 million. The (pound)22.0 million estimated increase in deficit reflects a (pound)34.0 million increase in liabilities arising from a change in the reference market rate, to which the discount rate is tied, relative to inflation, net of (pound)12.0 million actuarial gains, and takes into account changes in asset values by reference to relevant market indices.

YELL GROUP PLC AND SUBSIDIARIES

16.  CHANGES IN EQUITY SHAREHOLDERS' FUNDS

                                                                                FOREIGN      PROFIT
                                                    SHARE          SHARE       CURRENCY    AND LOSS
                                                  CAPITAL        PREMIUM        RESERVE     ACCOUNT         TOTAL
                                                -----------------------------------------------------------------
                                                 (POUND)M       (POUND)M       (POUND)M    (POUND)M      (POUND)M
         Balance at 31 March 2005                     7.0        1,191.0         (116.2)     (156.8)        925.0
         Profit on ordinary
            activities after taxation                   -              -              -       147.3         147.3
         Dividends                                      -              -              -       (94.5)        (94.5)
         Ordinary share issue                         0.1           14.1              -       (10.0)          4.2
          Capital Accumulation Plan
              and other share schemes (a)               -              -              -        (2.1)         (2.1)
         Currency movements                             -              -           54.9           -          54.9
          Net losses not recognised in income
             statement                                  -              -              -       (12.2)        (12.2)
                                                -----------  ------------    -----------  -----------  ------------
         Balance at 31 December 2005                  7.1        1,205.1          (61.3)     (128.3)      1,022.6
                                                ===========  ============    ============ ============ ============

(a) Purchase of shares and amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

YELL GROUP PLC AND SUBSIDIARIES

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Our consolidated financial information is prepared in accordance with the Group's accounting policies under International Financial Reporting Standards ("IFRS") as set out in our conversion statements for the periods ended 31 March 2005, which differ in certain respects from those applicable in the United States ("US GAAP").

     Differences result primarily from acquisition accounting. Under IFRS, acquisitions before 1 April 2004, our IFRS conversion date, are accounted for on a frozen GAAP basis, under which other intangible assets have not been recorded. Recording these other intangible assets would have affected the accounting for directories in development, goodwill and other intangibles and taxation. Under IFRS, tax benefits cannot be taken into consideration when measuring the fair value of intangibles acquired since 1 April 2004, whereas US GAAP fair value measurements do include these tax benefits. A further difference arises from the amortisation of other intangible assets since the date of acquisition under US GAAP, compared to the requirement under IFRS to amortise intangibles from the later of 1 April 2004 and the date of acquisition.

     Other differences between IFRS and US GAAP arise from differences in the timing of recognition of certain costs associated with directories in development, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States.

     Differences in accounting for pensions arise from the use of different actuarial methods and from a difference in the timing and method of recognising actuarial gains and losses.

     Dividends are recorded, under IFRS, in the period in which they are approved by the board of directors or shareholders. Under US GAAP, dividends are recorded in the period in which they are declared.

     The following information summarises estimated adjustments, gross of their tax effect, which reconcile profit for the financial period and shareholders' funds from that reported under IFRS to that which would have been recorded had US GAAP been applied.

     NET PROFIT

                                                                 NINE MONTHS ENDED 31 DECEMBER
                                                                -------------------------------
                                                                         2004             2005
                                                                ----------------  -------------
                                                                     (POUND)M         (POUND)M
             Profit for the financial period under IFRS                 120.2            147.3
             Adjustment for:
               Directories in development
               -Deferred costs                                          (19.5)           (16.9)
               -Acquisition accounting                                   (4.0)           (11.3)
               Pensions                                                  (3.6)            (5.8)
               Other intangible assets                                  (54.4)           (44.7)
               Derivative financial instruments                           3.4              0.2
               Deferred taxation                                         40.4             26.1
               Other                                                     (0.7)            (1.5)
                                                                ---------------  --------------
              PROFIT FOR THE FINANCIAL PERIOD ADJUSTED FOR US
                GAAP                                                     81.8             93.4
                                                                ===============  ==============

YELL GROUP PLC AND SUBSIDIARIES

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     EQUITY SHAREHOLDERS' FUNDS

                                                                              AT                 AT
                                                                        31 MARCH        31 DECEMBER
                                                                            2005               2005
                                                              ------------------- ------------------
                                                                        (POUND)M           (POUND)M

          Equity shareholders' funds under IFRS                           925.0            1, 022.6
              Adjustment for:
                   Directories in progress                               (115.6)             (152.6)
                   Pensions                                                94.9                89.1
                   Additional minimum pension liability                   (59.0)              (59.0)
                   Goodwill                                              (542.9)             (455.0)
                   Other intangible assets                                671.9               693.2
                   Derivative financial instruments                         2.9                   -
                   Deferred taxation                                     (164.0)             (283.3)
                   Other                                                    1.7                   -
                                                               ------------------ -------------------
          EQUITY SHAREHOLDERS' FUNDS ADJUSTED FOR
              US GAAP                                                     814.9               855.0
                                                               ================== ===================

18.  LITIGATION

     The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs alleged violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. The Yell Group fully accrued for the estimated costs in the last quarter of the year ended 31 March 2005 arising from this class action.

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2005, Yell published 111 directories in the United Kingdom and 565 in the United States; in the United Kingdom, where it is a leading player in the classified advertising market, it served 478,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 455,000 unique advertisers.

Yell's brands in the United Kingdom are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the United States are Yellow Book and Yellowbook.com, all of which are trademarks.








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